QUEST ENERGY PARTNERS, L.P.

9520 North May Avenue, Suite 300

Oklahoma City, OK 73120

November 5, 2007

VIA EDGAR

Securities and Exchange Commission

Attn: H. Roger Schwall

Division of Corporation Finance

Washington, D.C. 20549

Re: Registration Statement on Form S-1 (File No. 333-144716)

Dear Mr. Schwall:

Quest Energy Partners, L.P. (the "Company") hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated so that the same will become effective at 2:00 p.m. Eastern Standard Time on November 7, 2007 or as soon thereafter as is practicable. In connection with this request, the Company hereby acknowledges the following:

1.

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact me at (405) 488-1304.

Sincerely,

/s/ Jerry D. Cash
Jerry D. Cash
Chief Executive Officer

Wachovia Capital Markets, LLC

375 Park Avenue

New York, New York 10152

November 5, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall

Assistant Director

Re:	Quest Energy Partners, L.P.
Registration Statement on Form S-1
File No. 333-144716

Dear Mr. Schwall:

As Representatives of the several underwriters of Quest Energy Partners, L.P.’s proposed initial public offering of Common Units Representing Limited Partner Interests, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement requesting effectiveness for 2:00 p.m., eastern time, on November 7, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 31, 2007 through the date hereof:

Preliminary Prospectus dated October 31, 2007:

Total of 8,585 copies to prospective Underwriters, institutional investors, dealers and others.

[Signature on following page]

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

WACHOVIA CAPITAL MARKETS, LLC .
RBC CAPITAL MARKETS CORPORATION
As Representatives the several Underwriters

BY: WACHOVIA CAPITAL MARKETS, LLC

By:	/s/ David Herman
Name: Mr. David Herman
Title: Director